SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------
                                SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)
                               ----------------

                             THE UNION CORPORATION
                           (NAME OF SUBJECT COMPANY)

                          OUTSOURCING SOLUTIONS INC.
                        SHERMAN ACQUISITION CORPORATION
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                   906072103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               TIMOTHY G. BEFFA
                          OUTSOURCING SOLUTIONS INC.
                           390 SOUTH WOODS MILL ROAD
                                   SUITE 150
                            CHESTERFIELD, MO  63017
                                (314) 576-0022


          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
           RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPY TO:
                             FRANK L. SCHIFF, ESQ.

                               WHITE & CASE LLP
                          1155 AVENUE OF THE AMERICAS
                           NEW YORK, NEW YORK  10036
                                (212) 819-8200

                               JANUARY 13, 1998

This Amendment No. 2 amends and supplements the Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1") and Amendment No. 1 to the Schedule 14D-1 ("Amendment No. 1"), which relate to the offer by Sherman Acquisition Corporation, a Delaware corporation (the "Purchaser") and a direct wholly-owned subsidiary of Outsourcing Solutions Inc., a Delaware corporation (the "Parent"), to purchase all outstanding shares of Common Stock, par value $0.50 per share (the "Shares"), of The Union Corporation, a Delaware corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 24, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer").


ITEM 4.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 4(b) is hereby amended and supplemented by adding thereto the following:

     On consummation of the Offer, the Parent anticipates entering into an amended and restated credit agreement (the "Second Amended and Restated Credit Agreement") with Goldman Sachs Credit Partners L.P. ("GSCP"), The Chase Manhattan Bank ("Chase"), Chase Securities Inc. ("CSI") and various lenders providing for (i) syndicated senior secured term loan facilities aggregating approximately $412.4 million (the "Term Facilities") and (ii) a senior secured revolving credit facility of up to $58.0 million (the "Revolving Facility," and together with the Term Facilities, the "Senior Facilities") on substantially the same terms as in the form of Second Amended and Restated Credit Agreement attached hereto as Exhibit (b)(1). In connection with such financing, it is expected that GSCP and CSI will act as Co-Arrangers, GSCP and Chase will act as Co-Administrative Agents and SunTrust Bank, Atlanta will act as Collateral Agent.

     The Term Facilities will consist of (i) a Tranche A Term Loan of $62.5 million and, (ii) a Tranche B Term Loan of $124.9 million and (iii) a Tranche C Term Loan of $225.0 million. The Term Facilities will provide for quarterly amortization until final maturity. The Tranche A Term Loan will mature on October 15, 2001, the Tranche B Term Loan will mature on October 15, 2003, and the Tranche C Loan will mature on October 15, 2004.

     Subject to reduction in the event the Parent meets leverage and interest coverage tests, the Tranche A Term Loan will bear interest, at the Parent's option, (a) at a base rate equal to the greater of (i) the federal funds rate plus 0.5% or (ii) Chase's customary base rate, plus 1.5% or (b) at the reserve adjusted Eurodollar rate plus 2.5%. Subject to reduction in the event the Parent meets leverage and interest coverage tests, the Tranche B Term Loan and Tranche C Term Loan will each bear interest, at the Parent's option, (a) at a base rate equal to the greater of (i) the federal funds rate plus 0.5% or (ii) Chase's customary base rate, plus 2.0% or (b) at the reserve adjusted Eurodollar rate plus 3.0%.

     Subject to certain conditions, the Parent has the ability to borrow an additional $58.0 million for working capital, general corporate purposes and acquisitions under the Revolving Facility.

     The Revolving Facility will terminate on October 15, 2001 and is fully revolving until final maturity. Subject to reduction in the event the Parent meets certain leverage and interest coverage tests, the Revolving Facility bears interest, at the Parent's option, (a) at a base rate equal to the greater of (i) the federal funds rate plus 0.5% or (ii) Chase's customary base rate, plus 1.5% or (b) at the reserve adjusted Eurodollar rate plus 2.5%.

     The foregoing discussion of the Second Amended and Restated Credit Agreement is qualified in its entirety by reference to the text of the Form of Second Amended and Restated Credit Agreement, a copy of which has been filed as an Exhibit to this Amendment No. 2 and is incorporated hereby in its entirety.

Item 10  Additional Information

     Item 10(c) is hereby amended and supplemented by adding thereto the following:

     On January 13, 1998, the Parent was notified by the Federal Trade Commission that early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, was granted effective January 13, 1998.

Exhibit (b)(1) Form of Second Amended and Restated Credit Agreement by and
               among Parent, the Lenders listed therein, Goldman Sachs Credit Partners L.P. and the Chase Manhattan Bank, as Co-Administrative Agents, Goldman Sachs Credit Partners L.P. and Chase Securities Inc., as Arranging Agents and SunTrust Bank, Atlanta as Collateral Agent.

                                   SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 13, 1998

                        OUTSOURCING SOLUTIONS INC.


                        By: /s/ TIMOTHY G. BEFFA
                            NAME:  Timothy G. Beffa
                            TITLE: President and Chief
                Executive Officer


                        SHERMAN ACQUISITION CORPORATION


                        By: /s/ TIMOTHY G. BEFFA
                            NAME:  Timothy G. Beffa
                            TITLE: President

EXHIBIT
NUMBER         DESCRIPTION

Exhibit (b)(1) Form of Second Amended and Restated Credit Agreement by and
               among Parent, the Lenders listed therein, Goldman Sachs Credit Partners L.P. and the Chase Manhattan Bank, as Co-Administrative Agents, Goldman Sachs Credit Partners L.P. and Chase Securities Inc., as Arranging Agents and SunTrust Bank, Atlanta as Collateral Agent.